================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7) *

                               Pure Biofuels Corp.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    74621R104
                                 --------------
                                 (CUSIP Number)

                         Plainfield Asset Management LLC
                               55 Railroad Avenue
                               Greenwich, CT 06830
                           Attention: General Counsel
                            Telephone: (203) 302-1700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 27, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO.: 74621R104                13D

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Special Situations Master Fund Limited
       I.R.S. Identification No. 98-0451872
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)   [ ]
                                                                       (b)   [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                220,972,557 shares (1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                220,972,557 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       220,972,557 shares (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       72.8% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO, HC
--------------------------------------------------------------------------------

----------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 131,288,792 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Peru I LLC
       I.R.S. Identification No. 26-0816482
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                        (b)  [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                220,972,557 shares (1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                220,972,557 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       220,972,557 shares (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       72.8% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

----------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 131,288,792 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Peru II LLC
       I.R.S. Identification No. 26-0816494
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)   [ ]
                                                                       (b)   [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                220,972,557 shares (1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                220,972,557 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       220,972,557 shares (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       72.8% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

----------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 131,288,792 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Asset Management LLC
       I.R.S. Identification No.: 20-2332356
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                        (b)  [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                220,972,557 shares (1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                220,972,557 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       220,972,557 shares (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       72.8% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IA, OO
--------------------------------------------------------------------------------

----------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 131,288,792 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Max Holmes
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                        (b)  [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                220,972,557 shares (1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                220,972,557 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       220,972,557 shares (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       72.8% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

----------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 131,288,792 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

Item 1. Security and Issuer

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     This Amendment No. 7 (this "Amendment") amends certain information in the statement on Schedule 13D, initially filed on September 19, 2007 by the Reporting Persons, as amended as filed on January 31, 2008, April 3, 2008, August 6, 2008, November 7, 2008, December 11, 2008 and as further amended as filed on March 17, 2009 (as amended, the "Initial Statement"), relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of Pure Biofuels Corp. (the "Issuer"), which has its principal executive office at 701 Brazos Street, Suite 1050, Austin, TX 78701.

     Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement. All capitalized terms used herein shall have the meanings given to them in the Initial Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

ITEM 3 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     Pursuant to the Third Amendment, on March 27, 2009, Peru I used investment funds to purchase from the Issuer Senior Notes in the principal amount of $1,200,000, convertible into 30,000,000 shares of Common Stock, at a conversion price of $0.04.

Item 5. Interest in Securities of the Issuer

ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     (a); (b) Peru II beneficially owns 89,683,765 shares of Common Stock, consisting of 89,683,765 shares of Common Stock of which it is the owner of record, representing approximately 29.5% of the outstanding Common Stock (assuming the conversion of all Senior Notes and the exercise of the December 2008 Warrants). Peru II has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Peru I beneficially owns 131,288,792 shares of Common Stock, all of which are issuable upon conversion of the Senior Notes and the exercise of the December 2008 Warrants, representing in the aggregate approximately 43.2% of the outstanding Common Stock (assuming the conversion of all Senior Notes and the exercise of the December 2008 Warrants). Peru I has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Master Fund is the sole member of Peru I and Peru II and therefore may be deemed to have beneficial ownership of (and the power to vote and dispose of) the shares of Common Stock beneficially owned by Peru I and Peru II. Asset Management, as Master Fund's investment adviser, and Max Holmes, an individual, by virtue of his position as managing member and chief investment officer of Asset Management also may be deemed to beneficially own (and have the power to vote and dispose of) such shares. Asset Management and Max Holmes disclaim any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (c) Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

ITEM 6 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     The Issuer, Peru I and Peru II entered into the Fourth Amendment to Securities Purchase Agreement, dated March 27, 2009 (the "Fourth Amendment"), which amended the form of the Senior Notes issued pursuant to the Third Amendment on March 10, 2009 and March 27, 2009 in the principal amounts of $1,000,000 and $1,200,000 (the "2009 General Obligations Additional Notes") to provide Peru I the option of (1) converting such notes into shares of Common Stock or (2) exchanging such notes for (i) new notes identical to the 2009 General Obligations Additional Notes except such new notes shall not contain conversion rights and (ii) shares of Common Stock equal to the amount of shares that would have been issued upon a conversion of the 2009 General Obligations Additional Notes divided by 1.2.

     The Fourth Amendment is filed as an exhibit to this Amendment and should be referred to in its entirety for complete information.

Item 7. Material to Be Filed as Exhibits

ITEM 7 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

1. Limited Power of Attorney is incorporated by reference to Exhibit 1 of the Initial Statement.

2. Joint Filing Agreement, dated September 21, 2007, by and among Asset Management, Master Fund, Peru I, Peru II and Max Holmes is incorporated by reference to Exhibit 2 of the Initial Statement.

3. Voting Agreement, dated September 12, 2007, by and among Master Fund, Peru I, Peru II, the Issuer and the stockholders listed therein is incorporated by reference to Exhibit 3 of the Initial Statement.

4. Stockholders Agreement, dated September 12, 2007, by and among Peru I, Peru II, the Issuer and Luis Goyzueta is incorporated by reference to Exhibit 4 of the Initial Statement.

5. Securities Purchase Agreement, dated September 12, 2007, by and among Peru I, Peru II and the Issuer is incorporated by reference to Exhibit 5 of the Initial Statement.

6. $10,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 6 of the Initial Statement.

7. Stock Purchase Warrant issued to Peru II by the Issuer, dated September 12, 2007 is incorporated by reference to Exhibit 7 of the Initial Statement.

8. Stock Purchase Warrant exercisable into 122,605 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 8 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

9. Stock Purchase Warrant exercisable into 2,166,667 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 9 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

10. Amended and Restated Stockholders Agreement, dated as of March 26, 2008, by and among the Issuer, Luis Goyzueta, Peru I and Peru II is incorporated by reference to Exhibit 10 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

11. First Amendment to Securities Purchase Agreement, dated as of March 26, 2008, by and among the Issuer, Peru I and Peru II is incorporated by reference to Exhibit 11 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

12. $5,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 12 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

13. First Amendment to Amended and Restated Bylaws of the Issuer, dated as of March 26, 2008 is incorporated by reference to Exhibit 13 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

14. Agreement, dated as of March 13, 2008, by the Issuer and the Borrowers is incorporated by reference to Exhibit 14 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

15. Warrant Exchange Agreement, dated as of August 5, 2008, by and between the Issuer and Peru II is incorporated by reference to Exhibit 15 of Amendment No. 3 to the Initial Statement, dated August 5, 2008.

16. Second Amendment to Loan Documents, dated as of April 18, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto is incorporated by reference to Exhibit 16 of Amendment No. 3 to the Initial Statement, dated August 5, 2008.

17. Second Amendment to Securities Purchase Agreement, dated as of November 4, 2008, by and among the Issuer, Peru I and Peru II, is incorporated by reference to Exhibit 17 of Amendment No. 4 to the Initial Statement, dated November 4, 2008.

18. Third Amendment to Loan Documents, dated as of November 4, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto, is incorporated by reference to Exhibit 18 of Amendment No. 4 to the Initial Statement, dated November 4, 2008.

19. Letter Agreement, dated as of December 4, 2008, among the Issuer, FDS Corporation S.A, Trimarine Corporation S.A. and Peru I is incorporated by reference to Exhibit 19 of Amendment No. 5 to the Initial Statement, dated December 4, 2008.

20. $500,000 Promissory Note issued by the Issuer to Peru I, dated December 4, 2008, is incorporated by reference to Exhibit 20 of Amendment No. 5 to the Initial Statement, dated December 4, 2008.

21. Stock Purchase Warrant exercisable into 3,333,333 shares of Common Stock, issued to Peru I by the Issuer, dated December 4, 2008, is incorporated by reference to Exhibit 20 of Amendment No. 5 to the Initial Statement, dated December 4, 2008.

22. Third Amendment to Securities Purchase Agreement, dated as of March 10, 2009, by and among the Issuer, Peru I and Peru II.

23. Fourth Amendment to Securities Purchase Agreement, dated as of March 27, 2009, by and among the Issuer, Peru I and Peru II.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 2, 2009

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual

                                       PLAINFIELD PERU I LLC


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch, Managing Director,
                                           General Counsel and Secretary

                                       PLAINFIELD PERU II LLC


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch, Managing Director,
                                           General Counsel and Secretary

                                       PLAINFIELD ASSET MANAGEMENT LLC


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel

                                       MAX HOLMES


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*

* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, incorporated by reference to Exhibit 1 of the Initial Statement.